                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Atlantic Premium Brands, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   048263 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [x]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 048263 10 7                  13G                     PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Merrick M. Elfman
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

          U.S.A.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        124,054
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   433,805
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        124,054
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    433,805
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

          557,859
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

          8.22%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP NO. 048263 10 7                  13G                     PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Therese L. Wareham
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

          U.S.A.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   557,859
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        0
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    557,859
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

          557,859
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

          8.22%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP NO. 048263 10 7                  13G                     PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

Item 1(a).      Name of Issuer:

                              Atlantic Premium Brands, Ltd.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                              650 Dundee Road, Suite 370
                              Northbrook, IL 60062

Item 2(a).      Name of Person Filing:

                              Merrick M. Elfman ("Mr. Elfman")
                              Therese L. Wareham ("Ms. Wareham")

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                              650 Dundee Road, Suite 370
                              Northbrook, IL 60062

Item 2(c).      Citizenship:

                              U.S.A.

Item 2(d).      Title of Class of Securities:

                              Common Stock, par value $0.01 per share

Item 2(e).      CUSIP Number:

                              048263 10 7

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                              Not applicable.

CUSIP NO. 048263 10 7                  13G                     PAGE 5 OF 9 PAGES
--------------------------------------------------------------------------------

Item 4.         Ownership:

                (a)   Amount beneficially owned:

                              Mr. Elfman: 557,859*
                              Ms. Wareham: 557,859**

*The 557,859 shares beneficially owned by Mr. Elfman as of December 31, 2001 include (i) 103,500 shares underlying currently exercisable options or options exercisable within 60 days held by Mr. Elfman; (ii) 20,554 shares held individually by Mr. Elfman; and (iii) 433,805 shares held jointly by Mr. Elfman and his wife, Ms. Wareham.

**The 557,859 shares beneficially owned by Ms. Wareham as of December 31, 2001 include (i) 103,500 shares underlying currently exercisable options or options exercisable within 60 days held by her husband, Mr. Elfman; (ii) 20,554 shares held individually by Mr. Elfman; and (iii) 433,805 shares held jointly by Ms. Wareham and Mr. Elfman.

                (b)   Percent of Class:

                              8.22%

                (c)   Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:

                              Mr. Elfman: 124,054
                              Ms. Wareham: 0

                      (ii)    shared power to vote or to direct the vote:

                              Mr. Elfman:  433,805
                              Ms. Wareham: 557,859

                      (iii) sole power to dispose or to direct the disposition of:

                              Mr. Elfman: 124,054
                              Ms. Wareham: 0

                      (iv) shared power to dispose or to direct the disposition of:

                              Mr. Elfman: 433,805
                              Ms. Wareham: 557,859

CUSIP NO. 048263 10 7                  13G                     PAGE 6 OF 9 PAGES
--------------------------------------------------------------------------------

Item 5.         Ownership of Five Percent or Less of a Class.

                              Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                              Not Applicable.

Item 8.         Identification and Classification of Members of the Group.

                              Not Applicable.

Item 9.         Notice of Dissolution of Group.

                              Not Applicable.

Item 10.        Certifications.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 048263 10 7                  13G                     PAGE 7 OF 9 PAGES
--------------------------------------------------------------------------------

      After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2002


                                          /s/ Merrick M. Elfman
                                       -----------------------------------------
                                       Merrick M. Elfman
                                       Chairman of the Board


                                          /s/ Therese L. Wareham
                                       -----------------------------------------
                                       Therese L. Wareham

CUSIP NO. 048263 10 7                  13G                     PAGE 8 OF 9 PAGES
--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

Exhibit No.           Description

     1 Agreement Pursuant to Rule 13d-1(k)(1)(iii) Concerning Joint Schedule 13G Filing

CUSIP NO. 048263 10 7                  13G                     PAGE 9 OF 9 PAGES
--------------------------------------------------------------------------------
                                                                       EXHIBIT 1


                   AGREEMENT PURSUANT TO RULE 13D-1(k)(1)(iii)
                      CONCERNING JOINT SCHEDULE 13G FILING

      The undersigned each agree, in connection with their beneficial ownership of common stock of Atlantic Premium Brands, Ltd., (i) that a Schedule 13G shall be filed jointly by them pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), together with any amendments to the Schedule 13G that from time to time may be required: and (ii) that the Schedule 13G and any such amendments are filed on behalf of each of them. The undersigned acknowledge their respective responsibilities with respect to Schedule 13G as set forth in Rule 13d-1(k)(1)(iii) promulgated under the Exchange Act.

      This Agreement may be executed in counterparts.

Dated as of:  February 7, 2002

                                              /s/ Merrick M. Elfman
                                           -------------------------------------
                                                    Merrick M. Elfman



                                              /s/ Therese L. Wareham
                                           -------------------------------------
                                                    Therese L. Wareham